UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2024

Commission File Number: 001-39487

Silence Therapeutics plc

(Exact Name of Registrant as Specified in Its Charter)

72 Hammersmith Road

London W14 8TH

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

The information contained in this Report on Form 6-K (the “Report”), excluding Exhibits 99.1 and 99.2 of this Report, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-248682 and 333-273576) and the registration statements on Form F-3 (File Nos. 333-248203, 333-260265 and 333-279185) of Silence Therapeutics plc (the “Company”) and any related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On June 27, 2024, the Company issued a press release announcing positive initial results from the Company’s ongoing SANRECO Phase 1 repeat dose clinical trial of divesiran (SLN124), a siRNA (short referencing RNA) targeting TMPRSS6, in patients with polycythemia vera (PV), a copy of which is attached hereto as Exhibit 99.1 and is furnished herewith.

Update Regarding SANRECO Phase 1/2 Program

As previously announced in 2021, the Company initiated the Phase 1/2 clinical trial with an open-label dose escalation phase followed by a randomized, double-blind phase of divesiran in patients with PV. The 34-week, open-label Phase 1 clinical trial is evaluating divesiran in up to 24 PV patients at 3 dose levels: 3 mg/kg, 6 mg/kg and 9 mg/kg. Each dose is administered subcutaneously every 6 weeks for four doses, with a 16-week follow-up period following administration of the last dose. Key inclusion criteria for subjects in the trial include a PV diagnosis and a history of the patient prior to screening requiring: (i) at least three phlebotomies in the last six months or (ii) five phlebotomies in the prior year. Given the exploratory nature of this Phase 1 clinical trial, both well-controlled patients, which are defined as those with hematocrit (HCT) levels at 45% or less, as well as those patients with HCT levels greater than 45% at baseline on current standard of care treatment were enrolled.

The data presented are based on a data cut-off date of March 29, 2024, and include analysis of 16 patients over a time range of approximately 4 to 34 weeks of study involvement. Of the 16 patients, 8 patients are considered well-controlled and 8 patients have HCT levels over 45% at baseline. To date, divesiran has been observed to be well tolerated with no major safety issues.

None of the 8 patients entering the trial with well-controlled HCT levels required a phlebotomy during the divesiran treatment period, which was defined in the trial as the period up to 6 weeks after the last dose. All patients in the well-controlled group maintained adequate control of HCT levels as per treatment guidelines. Of the 8 patients entering the trial with HCT levels above 45%, 2 patients each required one phlebotomy. The baseline HCTs of these 2 patients were 56% and 53%, respectively. None of the 6 other patients in this group required a phlebotomy. Notably, none of the 13 patients entering the trial with HCT levels of 50% or below – 8 well-controlled patients and 5 patients with HCT levels of 46-50%—have required a phlebotomy to-date.

In all dose groups, there was a sustained reduction in hematocrit during the treatment period and favorable effects on indices of iron metabolism. Hepcidin levels increased and were sustained within physiological levels in all dose groups, demonstrating target engagement.

As of June 27, 2024, the Company has enrolled 19 patients in the SANRECO trial, and the Company plans to complete enrollment later this month. Full results are expected to be presented at a future scientific meeting later this year.

Slide Presentation

In connection with the announcement of the initial results from the SANRECO clinical trial, the Company is hosting an investor call to present the data from the trial. A copy of the slide presentation to be presented during the investor call is attached hereto as Exhibit 99.2 and is furnished herewith. The Company undertakes no obligation to update, supplement or amend the presentation attached hereto as Exhibit 99.2.

Forward-Looking Statements

This Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this Report other than statements of historical facts are “forward-looking statements. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements in this Report include, but are not limited to, statements regarding: the Company’s clinical development activities and timelines for divesiran including the expected timing for reporting further data from the SANRECO trial; the timing and future occurrence of other clinical and clinical activities including proposed clinical trial enrollment and the Company’s plans and timing to advance divesiran into Phase 2; expected clinical benefits of divesiran and the potential to produce clinically meaningful outcomes in PV patients; and the Company’s plans to submit additional data from the SANRECO trial for publication at a future conference. These forward-looking statements are based on the Company’s expectations and assumptions as of the date of this Report. Each of these forward-looking statements involves risks and uncertainties that could cause the Company’s clinical development programs, future results or performance to differ materially from those expressed or implied by the forward-looking statements. Many factors may cause differences between current expectations and actual results, including: preliminary or topline results are based on a preliminary analysis of key efficacy and safety data; the potential that success in preclinical testing and earlier clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate; the impacts of macroeconomic conditions, including the conflict in Ukraine and the conflict between Israel and Hamas, heightened inflation and uncertain credit and financial markets, on the Company’s business, clinical trials and financial position; unexpected safety or efficacy data observed during preclinical studies or clinical trials; clinical trial site activation or enrollment rates that are lower than expected; the Company’s ability to realize the benefits of its collaborations and license agreements; changes in expected or existing competition; changes in the regulatory environment; the uncertainties and timing of the regulatory approval process; and unexpected litigation or other disputes. Other factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this press release are identified in the section titled “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 13, 2024 as well as its other documents subsequently filed with or furnished to the SEC. The Company expressly disclaims any obligation to update any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated June 27, 2024.

99.2	Investor Presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILENCE THERAPEUTICS PLC

Date: June 27, 2024	By:	/s/ Craig Tooman
Craig Tooman
President and Chief Executive Officer